Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 11, 2018

The following communications were sent to share plan participants by Unilever N.V. and Unilever PLC on September 11, 2018:

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever PLC Vested Share Account – Court Meeting of PLC Control Number: 915268 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] Unilever PLC Vested Share Account – Extraordinary General Meeting of PLC Control Number: 915261 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HL6D D14 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 11.00 am (GMT) on 23 October 2018 for the Court Meeting of PLC • 11.10 am (GMT) on 23 October 2018 for the Extraordinary General Meeting of PLC Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HL6D D14

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HL6D D14

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HL6D D14

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever PLC Share Plan Account – Court Meeting of PLC Control Number: 915269 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] Unilever PLC Share Plan Account – Extraordinary General Meeting of PLC Control Number: 915262 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HLAC D15 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 11.00 am (GMT) on 23 October 2018 for the Court Meeting of PLC • 11.10 am (GMT) on 23 October 2018 for the Extraordinary General Meeting of PLC Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HLAC D15

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HLAC D15

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HLAC D15

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever PLC Share Plan Account (ADR) – Court Meeting of PLC Control Number: 915271 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] Unilever PLC Share Plan Account (ADR) – Extraordinary General Meeting of PLC Control Number: 915264 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HLHC D16 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 11.00 am (GMT) on 12 October 2018 for the Court Meeting of PLC • 11.10 am (GMT) on 12 October 2018 for the Extraordinary General Meeting of PLC Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HLHC D16

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HLHC D16

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HLHC D16

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever PLC SHARES Plan – Court Meeting of PLC Control Number: 915270 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] Unilever PLC SHARES Plan – Extraordinary General Meeting of PLC Control Number: 915263 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HLRC D17 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 11.00 am (GMT) on 23 October 2018 for the Court Meeting of PLC • 11.10 am (GMT) on 23 October 2018 for the Extraordinary General Meeting of PLC Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HLRC D17

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HLRC D17

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HLRC D17

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever NV Vested Share Account – Trust Office Meeting of NV Control Number: 915272 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] Unilever NV Vested Share Account – Extraordinary General Meeting of NV Control Number: 915284 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HLZC D18 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 10.30 am (CET) on 11 October 2018 for the Trust Office Meeting of NV • 11.30 am (CET) on 11 October 2018 for the Extraordinary General Meeting of NV Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HLZC D18

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HLZC D18

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HLZC D18

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever NV Share Plan Account – Trust Office Meeting of NV Control Number: 915265 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] Unilever NV Share Plan Account – Extraordinary General Meeting of NV Control Number: 915288 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HM1C D19 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 10.30 am (CET) on 11 October 2018 for the Trust Office Meeting of NV • 11.30 am (CET) on 11 October 2018 for the Extraordinary General Meeting of NV Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HM1C D19

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HM1C D19

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HM1C D19

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever NV Share Plan Account (ADR) – Extraordinary General Meeting of NV Control Number: 915290 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HMVC D20 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 11.30 am (CET) on 11 October 2018 for the Extraordinary General Meeting of NV Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HMVC D20

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HMVC D20

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HMVC D20

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever NV SHARES Plan – Trust Office Meeting of NV Control Number: 915266 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] Unilever NV SHARES Plan – Extraordinary General Meeting of NV Control Number: 915289 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HMWC D21 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 10.30 am (CET) on 11 October 2018 for the Trust Office Meeting of NV • 11.30 am (CET) on 11 October 2018 for the Extraordinary General Meeting of NV Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HMWC D21

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HMWC D21

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HMWC D21

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever NV Shares Plan ADR – Extraordinary General Meeting of NV Control Number: 915321 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HMXC D22 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 11.30 am (CET) on 11 October 2018 for the Extraordinary General Meeting of NV Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HMXC D22

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HMXC D22

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HMXC D22

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever PLC Share Plan – Court Meeting of PLC Control Number: 915292 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] Unilever PLC Share Plan – Extraordinary General Meeting of PLC Control Number: 915291 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HMYC D23 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 11.00 am (GMT) on 12 October 2018 for the Court Meeting of PLC • 11.10 am (GMT) on 12 October 2018 for the Extraordinary General Meeting of PLC Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HMYC D23

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HMYC D23

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HMYC D23

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0)20 7822 5252 F: +44 (0)20 7822 5951/5898 www.unilever.com Unilever N.V. PO Box 760 3000 DK Rotterdam The Netherlands Weena 455 3013 AL Rotterdam T: +31 (0)10 217 4000 F: +31 (0)10 217 4798 www.unilever.com MR SAM SAMPLE DESIGNATION (IF ANY) MR JOINT HOLDER 1 ADD1 ADD2 ADD3 ADD4 99999 (AA111AAZZ) SG328 11 September 2018 This communication is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant, tax adviser or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are in a territory outside the United Kingdom, from another appropriately authorised independent financial adviser. Dear Colleague, Voting on Simplification As you will have seen, on 15 March 2018, Unilever announced its proposal to simplify its corporate structure (a process we call “Simplification”) from two legal entities (NV and PLC) into a new, single legal entity (“New Unilever NV”). New Unilever NV is incorporated in the Netherlands and will be renamed Unilever NV on completion of Simplification. New Unilever NV’s shares will be listed in the Netherlands, the United Kingdom and the United States. Shareholders in NV and PLC will be asked to approve the proposed Simplification at shareholder meetings that are scheduled to occur on 25 October 2018 and 26 October 2018 respectively (“Shareholder Meetings”), before Simplification can go ahead. If approved, Simplification will result in New Unilever NV becoming the ultimate parent of the Unilever group. NV and PLC shareholders will cease to hold NV and PLC shares and will instead hold New Unilever NV shares (on a one for one basis). Subject to shareholder approval, it is anticipated that the final day of trading in NV and PLC shares will be 21 December 2018 and trading in New Unilever NV shares will begin on 24 December 2018. Announcements will be made in due course if this timetable changes. Further information relating to the Simplification proposals is contained in the Simplification Documentation which you are encouraged to read in full (see “Important Information” below). As a holder of Unilever shares in the Computershare account shown below, you are entitled to vote these shares, and the Boards of NV and PLC encourage you to do so. For the reasons set out in the Simplification Documentation, the Boards of NV and PLC unanimously recommend that you vote in favour of the Simplification proposals. Please visit www.investorcentre.co.uk/eproxy to exercise your rights to vote at the Shareholder Meetings. You will need your Control Number, Shareholder Reference Number (SRN) and 5 digit PIN which are shown below. Then just follow the instructions. Unilever NV Share Plan – Extraordinary General Meeting of NV Control Number: 915294 Shareholder Reference Number: [[SRN]] PIN: [[PIN]] 00000XXX/000000/000000 12HMZC D24 000001 *000001010101000*

Please note that if you are a participant in more than one Unilever share plan, you will receive a separate communication for each of these plans. You will need to repeat the online voting process explained above separately for each plan in order to vote those shares. For your vote to be valid, your proxy instruction must be received by Computershare no later than: • 11.30 am (CET) on 11 October 2018 for the Extraordinary General Meeting of NV Best wishes, R Sotamaa Chief Legal Officer and Group Secretary Unilever PLC Registered in England and Wales, number 41424 Registered Office: Port Sunlight, Wirral Merseyside CH62 4ZD Unilever N.V. Registered office Rotterdam Commercial Register no 24051830 Vat no NL001868214B01 00000XXX/000000/000000 12HMZC D24

IMPORTANT INFORMATION Information relating to the Simplification proposals is set out in: (i) the “Simplification of Unilever” brochure sent to Unilever’s shareholders on 11 September 2018, (ii) the Scheme Document (as defined below) for PLC shareholders; and (iii) the notice for the NV Shareholder Meeting and the NV shareholder circular for NV shareholders, (together, the “Simplification Documentation”). This communication is not a summary of Simplification and should not be regarded as a substitute for reading the full Simplification Documentation applicable to you. The purpose of this document is to provide you with information regarding how you can provide voting directions to Computershare. The Simplification Documentation (as applicable to you) should be read in full before making any decision. This communication has not been reviewed or approved by the United Kingdom Financial Conduct Authority, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) or any other regulatory authority and has not been produced for the purposes of United Kingdom, Dutch, US or European securities laws or regulations. This document does not form part of the Simplification Documentation, including any prospectus issued in connection with the Simplification proposals contemplated herein and which are available at www.unilever.com/simplification. This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “US Securities Act”), or an exemption therefrom. In connection with Simplification, New Unilever NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever NV (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever NV with a registered address in the United States and holders of Unilever NV New York registry shares. New Unilever NV also expects to issue ordinary shares to security holders of PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a) (10) for which it will not file a registration statement. PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC (the “Scheme Document”). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER NV ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New Unilever NV, NV and PLC, without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New Unilever NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. 00000XXX/000000/000000 12HMZC D24

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New Unilever NV should only be made on the basis of information that is contained in the prospectus issued in connection with the proposed admission of New Unilever NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about New Unilever NV and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. As with any shareholding in a publicly listed company, the market price of New Unilever NV shares may go down as well as up. The market price of New Unilever NV shares could be volatile and subject to significant fluctuations due to a variety of factors, many of which are beyond the control of the Unilever Group, including general economic and political conditions, market expectations regarding Unilever Group’s performance and investor perception of the impact of Simplification on the Unilever Group and its shareholders. In addition, stock markets can experience substantial price and volume fluctuations which are not always related to the performance of the specific companies whose shares are traded. 00000XXX/000000/000000 12HMZC D24